UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Gamida Cell Ltd.

On December 16, 2020, Gamida Cell Ltd. (the “Company”) issued a press release announcing the commencement of a public offering of its ordinary shares, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Pursuant to that certain Controlled Equity OfferingSM Sales Agreement, dated November 14, 2019 (the “Sales Agreement”), between the Company and Cantor Fitzgerald & Co. (the “Agent”), the Company may offer and sell, from time to time, shares of its common stock through the Agent in an “at the market offering” (each, an “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company’s Registration Statement on Form F-3 (File No. 333-234701) included a sales agreement prospectus, pursuant to which the Company may conduct such ATM Offerings for an aggregate offering price of up to $30.0 million (the “Sales Agreement Prospectus”). The Company has not sold any shares under the Sales Agreement to date. The Company terminated the Sales Agreement Prospectus on December 16, 2020, but the Sales Agreement remains in full force and effect. The Company will not make any sales of its shares pursuant to the Sales Agreement unless and until a new sales agreement prospectus is filed.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701).

Exhibit

99.1	Press release dated December 16, 2020, Gamida Cell Announces Launch of Public Offering of Ordinary Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

December 16, 2020	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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